Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton provides 2009 Guidance update

     CALGARY, April 8 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) announces its revised guidance along with the Company's forward-looking strategy for 2009.

     2009 Guidance

     Continuing reduced demand for crude oil and natural gas and the resulting low commodity prices is challenging the industry, including Compton, in terms of project economics, revenue and funds flow from operations. As a result, we have revised our 2009 plans in light of the current circumstances to assume a more defensive posture during these uncertain times. Our current focus will be on asset optimization and evaluation of opportunities within our existing asset base to position the organization for successful development once commodity prices rebound. The following represents our revised guidance for
2009:

     <<
     -------------------------------------------------------------------------
                                                                         2009
     -------------------------------------------------------------------------
     Average daily production (boe/d)                         20,500 - 21,500
     G&A expenses ($ millions)                                      $28 - $29
     Operating costs ($ millions)                                   $90 - $95
     Funds flow from operations ($ millions)                        $60 - $70
     Capital expenditures ($ millions)                                    $40
     -------------------------------------------------------------------------
     >>

     Compton's guidance is based on average 2009 forecast prices of $4.90 per mcf of natural gas (AECO) and $64.00 per barrel of crude oil (Edmonton Sweet
Light). A $0.25 per mcf change in natural gas prices is expected to result in an $8.4 million change in funds flow from operations, and a $1.00 per boe change in crude oil prices is expected to result in a $0.4 million change in funds flow from operations.
     We have initiated a corporate restructuring process with a concentrated emphasis on continued capital efficiencies and reducing our internal cost structures. Due to these initiatives, we expect to recognize a gross savings in G&A expenses of approximately $9 million, before recoveries and amounts capitalized, in comparison to 2008.

     Corporate Strategy

     Our strategy during this period of economic uncertainty is to position the Company such that we have the ability to benefit from our substantial asset base and create additional value for our shareholders. We are implementing a measured and flexible investment approach for 2009 with the following objectives:

     <<
     -   Strengthen Compton's capital structure by considering possible combinations of farm-ins, asset sales, and additional debt and/or equity capital;

     -   Improve our internal cost structure;

     -   Implement a disciplined business model that will ensure an appropriate return on capital investments; and

     -   Further strengthen strategic planning and oversight processes to ensure that performance meets expectations.

     These priorities are well underway:

     -   The restructuring process begun in late 2008 is largely complete;

     -   Various options for change to our capital structure are being evaluated with advisors having been engaged to assist with this initiative;

     -   All cost areas are being addressed to improve efficiencies; and

     -   Required rate of return hurdles are being set for all projects.
     >>

     We require a natural gas price of $5.50 to $7.50 per mcf (AECO) to drill new wells, depending on the area and well type. Should economic circumstances improve, we will be able to implement an expanded capital program in 2009.
Growth in production of our reserve base, given the current commodity price environment and our focus on value creation, will be complementary to our investment strategy and not a key driver.
     Our overall short term strategy is to position the Company such that, once an economic recovery occurs and commodity prices strengthen, we will have the ability to develop and realize on our sizable long-life asset base and create additional value for our shareholders.

     Annual and Special Meeting of Shareholders

     Compton's Annual and Special Meeting of Shareholders is scheduled for May
11, 2009 at 3:30 p.m. (Calgary time) in the Historical Ballroom on the Fourth
Floor of the Calgary Chamber of Commerce, 517 Centre Street South, Calgary,
Alberta, Canada. A web cast of the Annual and Special Meeting will be available on Compton's website at www.comptonpetroleum.com; all shareholders are encouraged to attend either in person or electronically.

     Advisories

     Use of Boe Equivalents

     The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

     Forward Looking-Statements

     Certain information regarding the Company contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to
"reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.
     The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's
2009 Guidance and Corporate Strategy. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The
Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Non-GAAP Financial Measures

     Included in the news release are references to funds flow from operations, a term used in the oil and gas industry which is not defined by
GAAP in Canada and consequently is referred to as a non-GAAP measure. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies.
     Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Company's performance or liquidity. Funds flow from operations is used by Compton to evaluate operating results and the Company's ability to generate cash to fund capital expenditures and repay debt.

     About Compton Petroleum Corporation

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Tim Granger, President & CEO, Norm Knecht, VP,
Finance and CFO, Phone: (403) 237-9400, Fax: (403) 237-9410, Email:
investorinfo(at)comptonpetroleum.com, Website: www.comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 08:00e 08-APR-09